December 22, 2016

VIA EDGAR

Ms. Era Anagnosti

Legal Branch Chief

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mail Stop 4561

Re:	Fifth Third Bancorp
Form 10-K for Fiscal Year Ended December 31, 2015, as amended
Form 10-Q for Fiscal Quarter Ended September 30, 2016
Amendment No. 1 to Forms 10-Q for Fiscal Quarters Ended
March 31, 2016 and June 30, 2016
Filed November 9, 2016
File No. 001-33653

Dear Ms. Anagnosti:

We are writing in response to your letter dated December 13, 2016 related to the Form 10-K for the fiscal year ended December 31, 2015, as amended (the “Form 10-K”), the Form 10-Q for the fiscal quarter ended September 30, 2016 (the “Form 10-Q”) and Amendments No. 1 to the Forms 10-Q for the fiscal quarters ended March 31, 2016 and June 30, 2016 (the “Amendments”) of Fifth Third Bancorp (“Fifth Third,” the “Registrant,” the “Company” or the “Bancorp”). In accordance with your request, we have responded to each of the comments included in your letter below.

Also, as requested by SEC Staff Attorney Jessica Livingston in her telephone conference with Tayfun Tuzun and Mark Hazel on December 16, 2016, we are providing you with the following information regarding Project North Star. North Star is an ambitious umbrella project that includes several initiatives designed to help Fifth Third achieve higher profitability and returns relative to our peer group.

The specific financial goals established by Management and approved by the Board of Directors are by the end of fiscal 2019 to raise Fifth Third’s return on assets to a range of 1.1-1.3% and Fifth Third’s return on tangible common equity to a range between 12-14%. The list of initiatives includes projects to achieve revenue enhancements and expense reductions as well as infrastructure investments to improve operational performance.

Management began its strategic planning process in the third quarter of 2016. Following the initial phase of this process a list of projects was shared with the Board of Directors in September to initiate their review. Starting in September, Management began sharing the initial ideas and goals with the investor community in public forums including conference presentations and earnings calls with the intent to obtain feedback from investors and to gain additional information to share with the Board of Directors prior to their final approval. The Board of Directors approved Project North Star on December 20th.

Management plans to include a discussion on Project North Star in Fifth Third’s Annual Report on Form 10-K for the year ended December 31, 2016.

Quarterly Report on Form 10-Q for the Period Ended September 30, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Vantiv, Inc. TRA Transactions, page 5

1.	We note your disclosure related to your tax receivable agreements (TRA) with Vantiv, Inc. and its significant impact on your operating results and noninterest income in 2016. Given the ongoing impact of these agreements on your operating results, please address the following:

a.	Please tell us how you have historically accounted for the TRAs and how you accounted for your put option at September 30, 2016. Please provide us all the facts and circumstances related to your accounting determinations and the accounting guidance that supports your policies. Please revise future filings to disclose your accounting policies.

b.	Please tell us and revise future filings to disclose the amount, by period, of all significant future TRA cash flows. Please detail which cash flows have been settled and which ones are subject to the put/call option and disclose any other information to allow a full understanding of how these amounts may impact future financial results and liquidity.

Background

In June 2009, the Bancorp disposed of a 51% equity investment in its previously wholly-owned subsidiary, Vantiv Holding, LLC (Vantiv Holding), through a newly created entity, Vantiv, Inc. This transaction resulted in the deconsolidation of Vantiv Holding and subsequent accounting for the remaining 49% equity investment under the equity method. In March 2012, Vantiv, Inc. effectuated an initial public offering of its Class A Common Stock. In conjunction with the IPO, Vantiv, Inc. acquired a portion of the Bancorp’s equity investment in Vantiv Holding thus further reducing the Bancorp’s equity investment in Vantiv Holding from 49% to 40% (and in subsequent transactions, the Bancorp’s equity investment has been further reduced to 18%).

In conjunction with the IPO (completed using an Up-C Structure), the Bancorp entered into two tax receivable agreements (TRAs) with Vantiv, Inc. The TRAs provide for payments by Vantiv, Inc. to the Bancorp of 85% of the cash savings actually realized as a result of the increase in tax basis (additional tax goodwill) that results from the historical or future purchase of Vantiv Holding equity units from the Bancorp or from the exchange of the equity units in Vantiv Holding for cash or Class A Common Stock, as well as any tax benefits attributable to payments made under the TRAs. Any actual increase in tax basis, as well as the amount and timing of any payments made under the TRAs depend on a number of uncertain factors, the most significant of which is the realization of the tax benefits by Vantiv, Inc., which depends on the amount and timing of Vantiv, Inc.’s reportable taxable income. (Vantiv, Inc. must have sufficient taxable income each taxable year to be obligated to pay that year’s tax benefit to the Bancorp. In each year a share exchange occurs, the gross tax benefit is established, but it is earned – i.e., claimed on Vantiv, Inc.’s tax return – over a 15 year period and is realizable by the Bancorp only if Vantiv, Inc. has sufficient taxable income in each taxable period).

On July 27, 2016, the Bancorp entered into a purchase addendum to the TRAs with Vantiv, Inc. (the “Addendum”) under which a portion of the estimated TRA cash flows totaling $331 million, originally expected to be payable from 2019-2035, was terminated and settled in full for consideration of a cash payment in the amount of $116 million, which was received from Vantiv, Inc. on July 29, 2016. Additionally, the Addendum provided that Vantiv, Inc. will be obligated to pay up to a total of approximately $171 million to the Bancorp to terminate and settle certain remaining estimated TRA cash flows totaling $394 million upon the exercise of call options by Vantiv, Inc. or put options by the Bancorp. When the associated call or put options are exercised, 10% of the estimated obligations would be settled with respect to each quarter in 2017 (that is, 40% in 2017) and 15% of the estimated obligations would be settled with respect to each quarter in 2018 (that is, 60% in 2018). As such, the sum of the fixed payments under the options is $171 million which is payable to the Bancorp in 2017 and 2018 as the eight separate quarterly options are exercised. (It should be noted that the Addendum does not impact the TRA payments expected to be recognized in the fourth quarter of 2016 and the fourth quarter of 2017 which are expected to be received in the first quarter of 2017 and the first quarter of 2018, respectively. Vantiv, Inc. and the Bancorp also agreed that any payment obligations of Vantiv, Inc. under the TRAs not otherwise terminated and settled pursuant to the Addendum shall continue and be made pursuant to the terms of the applicable TRA).

Accounting

The Bancorp accounts for the TRAs using the guidance provided under ASC 450-30 (Gain Contingencies) such that TRA benefits are recognized as a gain in earnings only when the uncertainties surrounding the realization of such benefits are resolved. On an annual basis, after the filing of Vantiv, Inc.’s tax returns, the TRA benefit is calculated for that year and agreed upon by both Vantiv, Inc. and the Bancorp. After reaching agreement as to the amount of the TRA benefit for that particular tax year, the only uncertainty that remains relative to that year’s benefit is the credit risk of Vantiv, Inc. The Bancorp is of the opinion that this uncertainty associated with credit risk is not a basis for not recognizing an asset equal to the agreed TRA benefit amount for the same reason that credit risk is not a sufficient uncertainty for not recognizing an asset for a loan receivable. In both situations, an asset is recognized because there is a contractual payment obligation of the counterparty that has been reduced to a fixed payment schedule. The credit risk of such assets does not impact the initial recognition, but is separately assessed subsequent to initial recognition for credit loss recognition purposes. Therefore, upon reaching an agreement with Vantiv, Inc. as to the amount of the TRA benefit associated with the filing of the prior calendar year’s tax returns (such agreement is typically reached in the 4th quarter of the subsequent calendar year), the Bancorp records a receivable from Vantiv, Inc. for the agreed amount of the TRA benefit expected to be received the following January with the offsetting entry being recognized as a gain in earnings and classified as other noninterest income (so TRA benefits associated with 2015’s tax returns are recorded as a gain in the fourth quarter of 2016 with the cash payment occurring in January of 2017). It should be noted that once the applicable payments have been agreed upon, Vantiv, Inc. has no contractual right to adjust or claw back any of the agreed upon amount (i.e., prospective adjustments to Vantiv, Inc.’s tax returns attributable to return amendments or audits do not impact amounts previously agreed upon under the TRA).

Consistent with the gain contingency accounting model that the Bancorp applies to recurring TRA activities, the payment by Vantiv, Inc. on July 29, 2016 of $116 million to settle the applicable portion of the TRAs expected to be received from 2019 – 2035 was recognized as a gain in the third quarter of 2016 given that the Addendum established a fixed payment amount to settle a specific portion of the TRA thereby resolving all contingencies.

Regarding the call and put option component of the Addendum discussed above, the Bancorp further referenced the guidance provided under ASC 815-10-25-10, which states that “a combination of an embedded (nontransferable) purchased call (put) option and an embedded (nontransferable) written put (call) option in a single hybrid instrument with all of the characteristics in paragraph 815-10-25-7 and that are entered into contemporaneously with the same counterparty shall be considered as a single forward contract…” ASC 815-10-25-7 defines those characteristics as having the same strike price, notional amount, exercise date and underlying, and neither is required to be exercised.

Paragraph 815-10-25-11 further explains that “the embedded options are in substance an embedded forward contract because they meet both of the following conditions: (1) they convey rights (to the holder) and the obligations (to the writer) that are equivalent from an economic and risk perspective to an embedded forward contract and (2) they cannot be separated from the hybrid instrument in which they are embedded.” Based on this guidance, the Bancorp determined that these conditions were met for each of the eight call/put option combinations and that the substance of the arrangement reflects a receivable between the Bancorp and Vantiv, Inc. Thus, upon the execution of the Addendum the only uncertainty that remained was the credit risk of Vantiv, Inc. and, as discussed above, the credit risk contingency is not sufficient to prevent recognition of the receivable and related gain. As such, the Bancorp initially recorded the receivable at the net present value (in accordance with ASC 310-10-30-3) of the option payments ($164 million). The asset recognized for the net present value of the receivable reflects a financial instrument (akin to a loan receivable from Vantiv, Inc.). Furthermore, this asset will subsequently be accreted from the initial net present value recognized to the gross payment amounts (of $171 million) with the accretion recognized as interest income. Nevertheless, the Bancorp believes classification of this receivable in other assets, separate and apart from other loan receivables of the Bancorp, is appropriate because the nature of the receivable is much different from other lending arrangements. In reaching this conclusion, we noted that Schedule RC-F – Other Assets of the FFIEC Call Report Instructions acknowledges that there may be interest-bearing assets that are classified in other assets as opposed to loans receivable (e.g., interest-only strips that are not securities).

Estimated cash flow receipts as of December 31, 2016 associated with the TRAs for the years ended December 31, 2017 and thereafter are as follows ($ in millions):

Year	Cash Flows to be Received From Put/Call Option Exercises (Fixed Amounts)(b)	Estimated Cash Flow Receipts not Subject to Put/Call Options (a)
2017	64	33
2018	107	42
2019		8
2020		8
2021		8
2022		8
2023		9
2024		9
2025		9
2026		10
Thereafter		102

Total	171	246

(a)	The 2017 cash flow in this column ($33) has been agreed upon with Vantiv, Inc. for settlement in January 2017. The gain will be recognized in Q4 of 2016, as all uncertainties have been resolved in accordance with ASC 450-30. The remaining estimated cash flows in this column (which include the TRA benefits associated with the net exercise of the warrant and the subsequent exchange of Vantiv Holding units in the fourth quarter of 2016) will be recognized in future periods when the related uncertainties are resolved.
(b)	As further explained in the Accounting analysis above, the gain of $164 (representing the present value of the $171 of cash flows) was recognized in the third quarter of 2016 as all uncertainties had been resolved.

Revised Disclosures

Fifth Third acknowledges the staff’s comment and confirms that it will disclose the Bancorp’s accounting policy for the TRAs and details around cash flows from the TRAs in future filings,

beginning with the Annual Report filed on Form 10-K for the year ending December 31, 2016. The following is the enhanced disclosure regarding the Bancorp’s accounting policy for the TRAs to be included in the Bancorp’s footnote “Summary of Significant Accounting and Reporting Policies”:

Tax Receivable Agreements

In conjunction with Vantiv, Inc.’s IPO in 2012, the Bancorp entered into two tax receivable agreements (TRAs) with Vantiv, Inc. The TRAs provide for payments by Vantiv, Inc. to the Bancorp of 85% of the cash savings actually realized as a result of the increase in tax basis that results from the historical or future purchase of Vantiv Holding equity from the Bancorp or from the exchange of equity units in Holding for cash or Class A Stock, as well as any tax benefits attributable to payments made under the TRA. Any actual increase in tax basis, as well as the amount and timing of any payments made under the TRA depend on a number of uncertain factors, the most significant of which is the realization of the tax benefits by Vantiv, Inc., which depends on the amount and timing of Vantiv, Inc.’s reportable taxable income. The Bancorp accounts for these TRAs as gain contingencies and recognizes income when all uncertainties surrounding the realization of such amounts are resolved.

The following is the enhanced disclosure regarding cash flows from the TRAs to be included in the Bancorp’s “Related Party Transactions” footnote:

“Estimated cash flow receipts as of December 31, 2016 associated with the TRAs for the years ended December 31, 2017 and thereafter are as follows ($ in millions):

Year	Cash Flows to be Received From Put/Call Option Exercises (Fixed Amounts)(b)	Estimated Cash Flow Receipts not Subject to Put/Call Option (a)
2017	64	33
2018	107	42
2019		8
2020		8
2021		8
2022		8
2023		9
2024		9
2025		9
2026		10
Thereafter		102

Total	171	246

(a)

The 2017 cash flow of $33 has been agreed upon with Vantiv, Inc. for settlement in January 2017 and was recognized as a gain in noninterest income in the Consolidated Statements of Income during the fourth quarter of 2016. The remaining estimated cash flows in this column (which include the TRA benefits associated with the net exercise of the warrant and the subsequent exchange of Vantiv Holding units in the fourth quarter of 2016) will be recognized in future periods when the related uncertainties are resolved.”
(b)	As part of the agreement the Bancorp entered into with Vantiv, Inc. on July 27, 2016, Vantiv, Inc. may be obligated to pay a total of approximately $171 to the Bancorp to terminate certain remaining TRA cash flows, totaling an estimated $394, upon the exercise of certain call options by Vantiv, Inc. or certain put options by the Bancorp. The Bancorp recognized a gain of $164 included in other noninterest income in the Consolidated Statements of Income during the third quarter of 2016 associated with these options.

Part II. Other Information, page 122

Unregistered Sales of Equity Securities and Use of Proceeds, page 122

Part II. Other Information, page 122

Unregistered Sales of Equity Securities and Use of Proceeds, page 122

2.	We note your disclosure that a number of securities offerings may have not complied with the registration requirements of Section 5 of the Securities Act of 1933, as amended. Please amend your Form 10-Q to include an appropriate risk factor disclosure describing the implications resulting from the non-compliance with the requirements of Section 5 of the Securities Act of 1933, including but not limited to the resulting ineffective disclosure controls and procedures, rescission offer liabilities as well as any potential contingent liabilities.

The Company respectfully acknowledges the Staff’s comment and advises that it conducted an assessment of the implications resulting from the non-compliance with the requirements of Section 5 of the Securities Act of 1933, including but not limited to the resulting ineffective disclosure controls and procedures, rescission offer liabilities as well as any potential contingent liabilities. The Company notes that, prior to the Company’s public disclosure in the Form 10-Q, no participant in its employee benefit plans had asserted any claim against the Company and even after the public disclosure, no participant has yet made a claim against the Company. Accordingly, any analysis of possible liability is, of course, very speculative. Nevertheless, as part of this evaluation, the Company assessed the materiality of any unrecorded liability associated with the anticipated rescission offers to the Form 10-Q. As part of this assessment, the Company estimated its potential losses associated with the rescission offers taking into account the amount of securities that will be subject to the rescission offers, the prices of the Company’s common stock over the prior twelve months, the movement of the financial measures to which deferred compensation obligations were indexed over the last twelve months, the price of the Company’s common stock at the time of filing the Form 10-Q, and estimates of the participation rate in the anticipated rescission offers. For example, the Company took into account that it did not expect any of the Company’s executive officers to participate in the rescission offers. As of September 30, 2016, the Company’s best estimate of the cost of the rescission offers was under $5 million. Consequently, the Company concluded that the anticipated potential losses were not material to its financial statements included in the Form 10-Q.

The Company also evaluated qualitative factors associated with the potential losses and resulting ineffective disclosure controls and procedures and concluded that the associated risks did not represent a material risk to the Company. The qualitative factors included:

•	the Form 10-Q, Form 10-K and Forms 10-Q for the quarters ending March 31, 2016 and June 30, 2016 (the “Prior Forms 10-Q”) had accurately reflected the aggregate outstanding shares of the Company’s common stock;

•	the Company’s footnotes to its financial statements included in the Form 10-Q, Form 10-K and Prior Forms 10-Q accurately reflected the shares issued and subject to awards under its employee benefit plans;

•	the Section 5 violations related only to employee benefit plan issuances;

•	the Company did not expect its executive officers to participate in any rescission offer;

•	the Section 5 violations arose out of misunderstandings as to the applicable legal requirements and did not involve intentionality;

•	the Section 5 violations did not implicate the Company’s compliance with any loan covenants or other contractual requirements;

•	the Section 5 violations did not impact the determination of compensation for any executive officer;

•	the potential losses would not have turned a profit into a loss or masked a trend in earnings in any of the periods in question; and

•	once the Section 5 violations were identified, the Company promptly proceeded to analyze and remediate the issues – there was no concealment of the Section 5 violations.

Based on all of these quantitative and qualitative considerations, the Company concluded that the potential Section 5 liability was not a significant factor that would make an investment in the Company’s securities speculative or risky. Accordingly, the Company does not believe that a risk factor describing the implications resulting from the non-compliance with the requirements of Section 5 of the Securities Act of 1933 is warranted.

Amendment to the Form 10-K for the Fiscal Year Ended December 31, 2015

Amendment to the Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Amendment to the Form 10-Q for the Fiscal Quarter Ended June 30, 2016

3.	We note your disclosure that management concluded that the company’s disclosure controls and procedures were not effective because of deficiencies in the company’s policies and procedures relating to the registration of, and prospectus delivery with respect to, securities offered under certain employee benefit plans. Supplementally, please explain to us whether following such evaluation management identified significant deficiencies with respect to the effectiveness of the design and operation of the company’s disclosure controls and procedures and whether or not such deficiencies represented a material weakness. If so, please amend your periodic reports to describe (1) when the deficiency/material weakness was discovered; (2) what steps you took in remediating the problems and (3) when the remediation was completed. We may have additional comments following the review of your response.

Subsequent to the original filing of the Form 10-K, the Prior Forms 10-Q, and as required in connection with the filing of the Form 10-Q, in the fourth quarter of 2016 the Company’s management concluded that its disclosure controls and procedures were not effective.

As disclosed in the Form 10-Q as well as in the Amendments and the Form 10-K, this conclusion was made because of deficiencies in the Company’s policies and procedures relating to the registration of, and prospectus delivery with respect to, the Company’s employee benefit plans. The Company also disclosed that the deficiencies stemmed from its subsequent determination that a number of shares of Company common stock offered under its 401(k) Plan were previously inadvertently omitted from inclusion on the corresponding Form S-8 registration statements, that a number of securities granted under its Employee Stock Purchase Plan (“ESPP”) and incentive compensation plans were granted without appropriate prospectus delivery, and that deferred compensation obligations owed in respect of the Fifth Third Bancorp Nonqualified Deferred Compensation Plan may have been required to be registered.

Management determined that the combined effect of all these identified deficiencies rendered its disclosure controls and procedures ineffective. The Staff’s comment refers to “significant deficiencies” and “material weaknesses” which are concepts relevant to Item 308 of Regulation S-K and ASC 5. These concepts are not used in Item 307 of Regulation S-K and the Company is unaware of any SEC guidance on the appropriate concepts to use in order to analyze the ineffectiveness of disclosure controls and procedures.

Rather than attempting to use accounting concepts to categorize the deficiencies as ‘significant deficiencies” or “material weaknesses”, the Company described all of the deficiencies. The Company notes that Item 308 only requires the disclosure of material weaknesses and not significant deficiencies. The Company’s disclosure approach, therefore, resulted in more disclosure than would have been required under Item 308 since the Company disclosed all the deficiencies.

The disclosures in the Form 10-Q reported that the Company had cured the prospectus delivery defect and expected to file required Form S-8s and make a voluntary rescission offer to eligible plan participants during the fourth quarter of 2016 in order to remediate the registration and prospectus delivery defects. Accordingly, prior to filing the Form 10-Q, the Company delivered prospectuses to participants in its ESPP and its incentive compensation plans and, subsequently, on November 10, 2016, the Company filed Form S-8 Registration Statements for its 401(k) Plan and its Nonqualified Deferred Compensation Plan and delivered prospectuses to participants in those plans as well. The Company has also disclosed in its Form 8-K filed on December 7, 2016, that it plans to launch the rescission offers during the first half of 2017.

The Company acknowledges the Staff’s comment and confirms that it will update its remediation progress in its future periodic reports and filings with the Commission.

If you should have any additional questions or require any further information, please do not hesitate to call me at (513) 534-5247 or Mark Hazel, Senior Vice President and Controller, at (513) 534-6702.

Sincerely,

/s/ Tayfun Tuzun

Tayfun Tuzun

Executive Vice President and Chief Financial Officer

cc:

Deloitte & Touche LLP